Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Year Ended September 30,
	2015	2014	2013	2012	2011
	($ in millions)
Consolidated income before income taxes	$1,123.4	$814.2	$657.8	$242.9	$12.1
Amortization of capitalized interest	159.7	124.4	110.9	94.1	92.0
Interest expensed	5.6	4.8	11.7	31.5	57.0
Earnings	$1,288.7	$943.4	$780.4	$368.5	$161.1
Interest incurred	$174.8	$190.6	$177.3	$128.7	$136.7
Fixed charges	$174.8	$190.6	$177.3	$128.7	$136.7
Ratio of earnings to fixed charges	7.37	4.95	4.40	2.86	1.18